9800 Fredericksburg Road

San Antonio, Texas 78288

November 22, 2016

Mr. Betselot Zeleke

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 132 to the Registration
Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572;
811-7852)

Dear Mr. Zeleke:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on November 9, 2016, concerning Post-Effective Amendment No. 132 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on September 28, 2016, on behalf of the USAA Government Securities Fund (the Fund), and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1. Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and include sample revised disclosure. Please apply comments on one section of the Post-Effective Amendment to other sections where applicable. Please file in advance of the effective date of the Post-Effective Amendment to allow time for review.

As a reminder, the Staff notes that the Trust is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment, that comments by the Staff or changes to disclosure in response to Staff comments in the Post-Effective Amendment reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust will include sample revised disclosure and will apply comments on one section of the Post-Effective Amendment to other sections where applicable.

Prospectus

2. Comment: The Staff notes that the Fund may invest in "other investment companies," as described in the Fund's Statement of Additional Information (SAI). Please confirm that any acquired fund fees and expenses are below 0.01%, and if they are above this amount please include acquired fund fees and expenses as a separate line item in the Fund's fee table.

Response: The Trust has confirmed that acquired fund fees and expenses are below the level requiring stand-alone disclosure.

3. Comment: Please revise footnote (a) to the Fund's fee table to indicate that the fee waiver/expense limitation will be in effect for at least one year from the effective date of the Prospectus, or remove the fee waiver from the fee table.

Response: The Trust has revised the footnote to indicate that the fee waiver is effective through November 30, 2017.

4. Comment: The Staff notes that repurchase agreements are included in the description of the

Fund's "Principal Investment Strategy." If investment in repurchase agreements is a principal investment strategy for the Fund, please include a description of applicable risks in the

"Principal Risks" section of the Prospectus.

Response: The Trust has made the requested change. The risk disclosure is provided below.

Repurchase Agreements Risk: If the other party to a repurchase agreement defaults, the Fund may suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's cost associated with the delay and enforcement of the repurchase agreement. If the seller seeks relief under the bankruptcy laws, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

5. Comment: Please include "Returns Before Taxes" on the R6 Share Class in the "Average Annual Total Returns" table on page 6 of the Fund's Prospectus.

Response: The Trust respectively declines to make the requested change. The R6 Share Class has not yet commenced operations. While Instruction 3(b) to Item 4(b)(2) of Form N-1A requires that returns for another share class be shown in place of a new share class if the new share class is presented separately in a prospectus, the R6 Share Class is presented in the same Prospectus as the other share classes of the Fund, and therefore this disclosure is not required.

6. Comment: Please revise the Fund's 80% policy, as described in the "Principal Investment Strategy" and "More Information on the Fund's Investment Strategy" sections of the Prospectus, to include "net borrowings for investment purposes" as provided in Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Trust respectfully declines to make the requested change, as the term "assets" in Rule 35d-1 is defined as "net assets, plus the amount of any borrowings for investment purposes." The Trust confirms that it complies with the definition of "assets" in Rule 35d-1 for purposes of implementing the Fund's policy to invest at least 80% of its assets in government securities.

7. Comment: Please confirm that securities lending is a not a principal investment strategy for the Fund.

Response: The Trust confirms that securities lending is not a principal investment strategy for the Fund.

8. Comment: On page 10, under the heading "What is the credit quality of these securities?" you discuss the recent global financial crisis. Please consider adding a header titled "Recent

Market Conditions and Regulatory Developments" as an introduction to this discussion.

Response: The Trust has made the requested change. The Fund has added the following header:

 How do recent market conditions and regulatory developments impact the Fund?

9. Comment: Consider adding to the discussion of the recent global financial crisis on page 10 the following language, which is similar to language included in the Fund's SAI: "In addition, as of the date of this prospectus, interest rates in the United States are at or near historic lows, which may increase the Fund's exposure to risks associated with rising interest rates."

Response: The Trust has made the requested change.

10. Comment: Consider adding a separate heading for principal risks and non-principal risks in the "Additional Risks" section of the Fund's Prospectus.

Response: The Trust respectfully declines to make the requested change. Principal risks are identified in the summary section of the Fund's Prospectus.

11 .. Comment: The Staff notes that the Fund retains the right to make redemptions in kind, as described in the Fund's SAI. Please provide appropriate disclosure in the Prospectus.

Response: The Trust has added the following disclosure under "Other Fund Rights" on page 30 of the Fund's Prospectus:

The Fund reserves the right to:

■ Redeem some or all of its shares in-kind when in the best interest of the Fund;

Statement of Additional Information (SAI)

12. Comment: The Staff notes that the Investment Restrictions for the Fund provide that "the

Fund may not purchase the securities of any issuer"�if, as a result, more than 25% of the Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry." Consider revising this statement to read "in the same industry or group of industries."Similarly, consider revising the last full paragraph on page 33 within the

"Investment Restrictions" section to also refer to "industry or group of industries."

Response: The Trust has considered the Staff's suggestion and respectfully declines to make this revision, as these fundamental policies cannot be changed without a shareholder vote.

13. Comment: Please disclose the identity and relationship of any affiliated person within the Brokerage Commissions table on page 36.

Response: The Trust confirms that none of the brokers listed in the Brokerage Commissions table are affiliated persons of the Fund or its investment adviser.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

Daniel Mavico

Assistant Secretary

USAA Mutual Funds Trust